# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LINKAGE GLOBAL INC, CIK 0001969401
CUSIP: G5500B128
Title of class of securities: Class A Ordinary Share, par value $0.0025 per share
Address of issuer's principal executive offices: 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan (M0), 171-0022
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0001846981
Persons authorized to receive notices and communications: Guojian Chen, 9 TEMASEK BOULEVARD, #07-01,, SUNTEC TOWER TWO, SINGAPORE, Singapore (U0), 038989, 65 82243679

## Reporting persons
- Guojian Chen (CIK 0001846981): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (27.36% of the class)
  Comment: (1) Consists of 1,800,000 shares of Class A Ordinary Shares held of record by Guojian Chen.
  
  (2) Based on the quotient obtained by dividing (a) the number of shares of Class A Ordinary Shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the total of 6,580,022 shares of Class A Ordinary Shares outstanding as of June 9, 2025 as reported by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.0025 per share
Name of issuer: LINKAGE GLOBAL INC
Address of issuer's principal executive offices: 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan (M0), 171-0022

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 27.36% of the Issuer's outstanding Class A Ordinary Shares based on the number of Class A Ordinary Shares outstanding as of June 9, 2025.
Residence or business address: The principal business address of the Reporting Person is 9 TEMASEK BOULEVARD, #07-01, SUNTEC TOWER TWO, SINGAPORE 038989.
Present principal occupation or employment:
INFINITY-STAR ASSETS PTE. LTD.
Principal Business: Consulting company
Business Address: 9 TEMASEK BOULEVARD, #07-01, SUNTEC TOWER TWO, SINGAPORE 038989
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person entered into a Securities Purchase Agreement with the Issuer on May 14, 2025. Pursuant to the agreement, the Reporting Person purchased an aggregate of 1,800,000 Class A Ordinary Shares for a total consideration of $900,000, funded by the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has purchased the Issuer's Class A Ordinary Shares as an individual for the purposes of passive investment in the Issuer's Class A Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Class A Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 6,580,022 Class A Ordinary Shares outstanding as of June 9, 2025. The Reporting Person beneficially owns 1,800,000 Class A Ordinary Shares, representing approximately 27.36% of issued and outstanding Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 1,800,000 Class A Ordinary Shares, representing approximately 27.36% of issued and outstanding Class A Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to the Securities Purchase Agreement dated May 14, 2025, the Issuer issued an aggregate of 1,800,000 Ordinary Shares on June 6, 2025 to the Reporting Person for the purchase price of $900,000.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 on Form 6-K filed by the Issuer with the SEC on May 16, 2025)

## Signatures
- Guojian Chen: /s/ Guojian Chen, Guojian Chen (06/26/2025)